Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items (1)	$(407,258)	$(153,762)	$(250,537)	$(793,786)	$(322,646)
Add: Fixed charges as calculated below	359,845	348,664	349,041	485,624	671,304
Add: Distributions of earnings from equity method investments	105,586	85,766	32,650	36,766	48,196
Less: Capitalized interest	(1,794)	(788)	(466)	(263)	(2,501)
Total earnings	$56,379	$279,880	$130,688	$(271,659)	$394,353
Fixed charges:
Interest expense (2)	$356,161	$345,914	$346,500	$481,116	$666,706
Add: Capitalized interest	1,794	788	466	263	2,501
Implied interest component on the company's rent obligations	1,889	1,962	2,075	4,245	2,097
Fixed charges	$359,844	$348,664	$349,041	$485,624	$671,304
Preferred dividends	42,320	42,320	42,320	42,320	42,320
Fixed charges and preferred dividends	$402,164	$390,984	$391,361	$527,944	$713,624
Earnings to fixed charges (3)	—	—	—	—	—
Earnings to fixed charges and preferred dividends (3)	—	—	—	—	—

Explanatory Notes:
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(1)	Prior period presentation has been restated to conform to current period presentation.

(2)
For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, interest expense includes $1,064, $3,728, $32,734, $69,227 and $51,173, respectively, of interest expense reclassified to discontinued operations.

(3)
For the years ended December 31, 2012, 2011, 2010, 2009, and 2008 earnings were not sufficient to cover fixed charges by $303,465, $68,784, $218,353, $757,283 and $276,951, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $345,785, $111,104, $260,673, $799,603 and $319,271, respectively.